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MAR 0 1 2022

Washington, DC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69626

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MULLIGAN INVESTMENT BANKERS LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1548 E OCEAN BLVD
(No. and Street)

NEWPORT BEACH	CA	92661
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

NICOLETTE DENNEY	760-815-1817	NDENNEY@FINCOCONTROLS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TUTTLE & BOND, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg,	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, BRIAN C. MULLIGAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MULLIGAN INVESTMENT BANKERS LLC, as of DECEMBER 31st, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Brian C. Mulligan

Title:
CEO

Notary Public

Notary Certificate attached/affixed pursuant
☐ CA Civil Code § 1189
☒ CA Government Code § 8202

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- X (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements unde r 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 22nd day of February, 2022, by Brian C. Mulligan,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

EVAN BISSETT
Notary Public - California
Orange County
Commission # 2290130
My Comm. Expires May 26, 2023

(Seal)

Signature [signature]

Mulligan Investment Bankers, LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2021

Contents

Mulligan Investment Bankers, LLC

Independent Auditor's Opinion

For the Year-ending December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of Mulligan Investment Bankers, LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Mulligan Investment Bankers, LLC (the "Company") as of December 31, 2021, and the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

Fredericksburg, Texas

February 23, 2022

We have served as the Mulligan Investment Bankers, LLC's auditor since 2019.

Mulligan Investment Bankers, LLC

Financial Statements

For the Year-ending December 31, 2021

Mulligan Investment Bankers, LLC
Statement of Financial Condition
As of and for the Year-Ended December 31, 2021

Assets

Cash	$	37,386
Other Receivables		2,337
Total assets	$	39,723

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	1,244
Total liabilities	$	1,244

Member's equity

Member's equity		38,479
Total member's equity		38,479
Total liabilities and member's equity	$	39,723

The accompanying notes are an integral part of these financial statements.

Mulligan Investment Bankers, LLC
Statement of Operations
As of and for the Year-Ended December 31, 2021

Revenues		
Interest Income		9
Total revenues	$	9
Expenses		
Compliance expense		480
Professional expense		28,500
Regulatory fees		1,755
Other operating expenses		788
Total expenses	$	31,523
Net (loss) before income tax provision		(31,514)
Income tax provision		2,200
Net (loss)	$	(33,714)

The accompanying notes are an integral part of these financial statements.

Mulligan Investment Bankers, LLC
Statement of Cash Flows
As of and for the Year-Ended December 31, 2021

Cash flows from operating activities:		
Net (loss)		$ (33,714)
Decrease in assets:		
Other Receivables	$ 2,602	
Decrease in liabilities:		
Accounts payable and accrued expenses	(960)	
Total adjustments		1,642
Net cash used in operating activities		$ (32,072)
Cash flow from financing activities:		
Member's contributions	40,000	
Net cash provided by financing activities		40,000
Net increase in cash		$ 7,928
Cash at beginning of period		29,458
Cash at end of period		$ 37,386

The accompanying notes are an integral part of these financial statements.

Mulligan Investment Bankers, LLC
Statement of Changes in member's equity
As of and for the Year-Ended December 31, 2021

		Member's Equity
Balance at January 1, 2021	$	32,193
Member's contributions		40,000
Net loss		(33,714)
Balance at December 31, 2021	$	38,479

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Nature of Business

Mulligan Investment Bankers, LLC ("Company") is a limited liability corporation ("LLC") formed on March 11, 2015 in the State of Delaware. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is wholly owned by the Brian and Victoria Mulligan Living Trust ("the Trust") and operates in Newport Beach, California.

The Company was approved to transact business as of February 24, 2016, and generated no revenue during its first year. The Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. The Company received an initial capital contribution from the owner to maintain ongoing operations for the first three years of operations.

The Company conducts the following types of business as a securities broker-dealer:

- Private Placements
- Mergers and Acquisitions
- Investment Banking
- Underwriter or Selling Group Participant (corporate securities other than mutual funds)
- Fairness Opinions

Note 2 – Significant Accounting Policies

Basis of Presentation –

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of Mulligan Investment Bankers, LLC.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes

Note 2 – Significant Accounting Policies

is included in these financial statements. The Company is subject to a California limited liability company gross receipts fee, with a minimum annual fee of $800. The Company is subject to a Delaware limited liability company fee of $300. The total taxes paid by the Company in 2021 was $2,200. The 2021 accrued taxes of $1,100 were added to the actual paid of $1,100 on April 2021.

Income Taxes -
The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2018 to the present, generally for three years after they are filed.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> **Level 1** inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> **Level 2** inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021,

Fair Value Measurements on a Recurring Basis as of December 31, 2021:

	Level 1	Level2	Level 3	Total
Cash and equivalent	$29,458	$	$	$29,458

Note 4 – Related Party

At December 31, 2021, there was no money due to trust representing a reimbursement of expenses paid on behalf of the Company. It is possible that the terms of the related party's transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5 - Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the ASU releases has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2021 and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred from February 23, 2022, the nature of which would require disclosure.

Mulligan Investment Bankers, LLC

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ending December 31, 2021

Mulligan Investment Bankers, LLC
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2021

Computation of net capital

Member's equity	$ 38,479	
Total member's equity		$ 38,479
Less: Non-allowable assets		
Other Receivables	2,337	
Total non-allowable assets		2,337
Net capital before haircuts		$ 36,142
Net Capital		$ 36,142
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3% percent of net aggregate indebtedness	$ 83	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 31,142
Ratio of aggregate indebtedness to net capital	3.44 : 1	

There was a no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2021.

Mulligan Investment Bankers, LLC
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2021

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $36,142 which was $31,142 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 3.44%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Computation of Determination of Reserve

A computation of reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Mulligan Investment Bankers, LLC

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

As of and for the Year-Ended December 31, 2021

Independent Public Accountants Review Report on Mulligan Investment Bankers, LLC's Exemption

TB

Tuttle · Bond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2021

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Brian C. Mulligan
Mulligan Investment Bankers, LLC
466 Foothill, Ste. 377
La Cañada, CA 91011

Dear Brian C. Mulligan:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Mulligan Investment Bankers, LLC identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Mulligan Investment Bankers, LLC stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Mulligan Investment Bankers, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mulligan Investment Bankers, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond, PLLC

Fredericksburg, Texas
February 23, 2022

Mulligan Investment Bankers, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2021

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Mulligan Investment Bankers, LLC
466 Foothill, Ste. 377
La Canada, CA 91011

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Mulligan Investment Bankers, LLC;

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;

2. We have met the identified exemption from January 01, 2021 through December 31, 2021, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Brian C. Mulligan
CEO
Mulligan Investment Bankers, LLC